December 5, 2017

VIA ELECTRONIC TRANSMISSION

Samantha Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Baron Investment Funds Trust (the “Registrant”)—Securities and Exchange Commission (“SEC” or the “Staff”) Review of Post-Effective Amendment No. 58 to the Registration Statement on Form N-1A, File No. 033-12112; 811-05032 (Baron Durable Advantage Fund or the “Fund”)

Dear Ms. Brutlag:

This letter is in response to comments that the Registrant received verbally from the Staff on November 27, 2017 in connection with the Registrants’ Post-Effective Amendment No. 58 to the Registration Statement on Form N-1A as filed with the SEC on October 13, 2017.

In addition, in connection with this filing, the Registrant hereby states the following:

1.	The Registrant acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Registrant and its management are responsible for the content of such disclosure;

2.	The Registrant acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose SEC action, or other action, with respect to the disclosure made herein; and

3.	The Registrant represents that neither the Registrant nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding brought by the SEC or any other person under the federal securities laws of the United States.

The Registrant’s responses to the Staff’s comments are as follows:

COMMENT 1: Summary Prospectus— Formatting

Comment: The Staff suggests that the Registrant move the Fund name headings to the left side of each page and to increase the font size.

Response: The Registrant has revised the Fund name headings accordingly.

COMMENT 2: Summary Prospectus— Investment Goal

Comment: The Staff suggests making the investment goal of Baron Durable Advantage Fund consistent with the investment goals of the other series of the Trust.

Response: The Registrant has revised the investment goal of Baron Durable Advantage Fund to read as follows: “The investment goal of the Baron Durable Advantage Fund (the “Fund”) is capital appreciation through investments primarily in securities of large-sized companies.”

COMMENT 3: Summary Prospectus— Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: The Staff requests that the Annual Fund Operating Expenses table be completed one week prior to the effectiveness of the Registration Statement.

Response: The Registrant will complete the Annual Fund Operating Expenses table one week prior to the effectiveness of the Registration Statement.

COMMENT 4: Summary Prospectus— Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: The Staff requests that the Registrant disclose whether the expense waiver can be terminated by the Board of Trustees in footnote 1 to the Annual Fund Operating Expenses table. The Staff also requests that the Registrant disclose whether the Adviser recoups any of the waived expenses.

Response: The expense waiver may not be terminated by the Board of Trustees. It will only terminate in the event that the Adviser is terminated as the Adviser to the Registrant by the Board of Trustees. The Adviser does not recoup any of the waived expenses.

COMMENT 5: Summary Prospectus— Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: The Staff requests that the list of excluded expenses in footnote 1 to the Annual Fund Operating Expenses table include all excluded expenses. In this connection, the Staff requests that the Registrant remove “such as” from the disclosure.

Response: The Registrant has removed the language “expenses such as” from the footnote and confirms that the list includes all excluded expenses.

COMMENT 6: Summary Prospectus— Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: The Staff requests that the Registrant confirm whether Acquired Fund Fees and Expenses (“AFFE”) should be listed as an excluded expense from the expense waiver in footnote 1 to the Annual Fund Operating Expenses table?

Response: The Fund does not anticipate having AFFE, and, therefore, does not intend to include AFFE in the list of excluded expenses in footnote 1 to the Annual Fund Operating Expenses table. Should the Fund have AFFE in the future, it will revise the disclosure accordingly to include AFFE in the list of excluded expenses.

COMMENT 7: Summary Prospectus— Investments, Risks, and Performance—Principal Investment Strategies of the Fund

Comment: The Staff suggests that the Registrant include a U.S. companies descriptor in the principal investment strategy of Baron Durable Advantage Fund if investments in foreign securities, ADRs and emerging markets is not a principal investment strategy of the Fund.

Response: The Registrant has revised the disclosure in the principal investment strategy of the Funds to include a U.S. companies descriptor. The Registrant has similarly revised the disclosure for all series to which the comment applies.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino
Patrick M. Patalino
General Counsel

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